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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                AMENDMENT NO. 3

                           SHERIDAN HEALTHCARE, INC.
                              (NAME OF THE ISSUER)

                             VESTAR/SHERIDAN, INC.
                         VESTAR/SHERIDAN HOLDINGS, INC.
                         VESTAR/SHERIDAN INVESTORS, LLC
                           SHERIDAN HEALTHCARE, INC.
                               MITCHELL EISENBERG
                                 LEWIS D. GOLD
                              MICHAEL F. SCHUNDLER
                               GILBERT L. DROZDOW
                                 JAY A. MARTUS
                                ROBERT J. COWARD
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                             COMMON STOCK 823781109
                         CLASS A COMMON STOCK 823781208
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                    JAMES L. ELROD, JR.                                      MITCHELL EISENBERG, M.D.
              VESTAR/SHERIDAN INVESTORS, LLC                                 SHERIDAN HEALTHCARE, INC.
                245 PARK AVENUE, 41ST FLOOR                               4651 SHERIDAN STREET, SUITE 400
                    NEW YORK, NY 10167                                          HOLLYWOOD, FL 33021
                      (212) 351-1600                                              (954) 964-2611

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

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
                   PETER J. GORDON, ESQ.                                   STEPHEN K. RODDENBERRY, ESQ.
                SIMPSON THACHER & BARTLETT                               AKERMAN, SENTERFITT, EIDSON, P.A.
                   425 LEXINGTON AVENUE                                     ONE SOUTHEAST THIRD AVENUE
                 NEW YORK, NEW YORK 10017                                           28TH FLOOR
                      (212) 455-2000                                           MIAMI, FLORIDA 33131

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [X]  A tender offer.

     d.  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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     This Amendment No. 3 amends and supplements the Rule 13E-3 Transaction
Statement (as amended to date, the "Schedule 13E-3") relating to a tender offer by Vestar/Sheridan, Inc., a Delaware corporation (formerly known as Vestar/Calvary, Inc.) (the "Purchaser") and a wholly owned subsidiary of Vestar/ Sheridan Holdings, Inc., a Delaware corporation (formerly known as Vestar/Calvary Holdings, Inc.) ("Holdings") and a wholly owned subsidiary of Vestar/Sheridan Investors, LLC, a Delaware limited liability company (formerly known as Vestar/Calvary Investors, LLC) ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), and Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Common Stock, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a price of $9.25 per Share net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 1999 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13E-3.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1, as amended by Amendment No. 2 thereto (the "Schedule 14D-1"), filed by the Purchaser with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1 is hereby expressly incorporated herein by reference.

                             CROSS-REFERENCE SHEET

            ITEM IN SCHEDULE 13E-3                    WHERE LOCATED IN SCHEDULE 14D-1
            ----------------------                    -------------------------------

Item 1(a)............................................  Item 1(a)
Item 1(b)............................................  Item 1(b)
Item 1(c)............................................  Item 1(c)
Item 1(d)............................................        *
Item 1(e)............................................        *
Item 1(f)............................................        *
Item 2(a)............................................  Item 2(a)
Item 2(b)............................................  Item 2(b)
Item 2(c)............................................  Item 2(c)
Item 2(d)............................................  Item 2(d)
Item 2(e)............................................  Item 2(e)
Item 2(f)............................................  Item 2(f)
Item 2(g)............................................  Item 2(g)
Item 3(a)............................................  Item 3(a)
Item 3(b)............................................  Item 3(b)
Item 4...............................................        *
Item 5...............................................  Item 5
Item 6(a)............................................  Item 4(a)
Item 6(b)............................................        *
Item 6(c)............................................  Item 4(b)
Item 6(d)............................................  Item 4(c)
Item 7(a)............................................  Item 5
Item 7(b)............................................        *
Item 7(c)............................................        *
Item 7(d)............................................        *
Item 8...............................................        *
Item 9...............................................        *
Item 10(a)...........................................  Item 6(a)
Item 10(b)...........................................  Item 6(b)
Item 11..............................................  Item 7
Item 12(a)...........................................        *
Item 12(b)...........................................        *
Item 13..............................................        *
Item 14(a)...........................................        *
Item 14(b)...........................................        *
Item 15(a)...........................................        *
Item 15(b)...........................................  Item 8
Item 16..............................................  Item 10(f)
Item 17(a)...........................................  Item 11(b)
Item 17(b)...........................................        *
Item 17(c)...........................................  Item 11(c)
Item 17(d)...........................................  Item 11(a)
Item 17(e)...........................................        *
Item 17(f)...........................................  Item 11(f)

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* There is no applicable item contained in Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     Item 3(a)-(b) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     Item 4(a) of the Schedule 13E-3 is hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Items 5(a)-(e) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     Items 6(a) and (c) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Item 7 (a)-(d) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

     Item 8 (a)-(f) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     Item 9 (a)-(c) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

     Item 10 (a)-(b) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Item 11 of the Schedule 13E-3 is hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     Item 12 (a)-(b) of the Schedule 13E-3 are hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     Item 15(a) of the Schedule 13E-3 is hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.


ITEM 16. ADDITIONAL INFORMATION.

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented as follows:

     On April 21, 1999, Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit (d)(9) and incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 of the Schedule 13E-3 is hereby amended and supplemented as follows:

(b)(5)   Revised Fairness Opinion of Salomon Smith Barney Inc., dated March 24,
         1999 (included as Annex A to Exhibit(d)(9)).

(c)(14) Amendment No. 1, dated as of April 20, 1999, to the Agreement and Plan of Merger, dated as of March 24, 1999, among Parent, Purchaser and the Company (included as Schedule VI to Exhibit (d)(9)).

(c)(15)  Memorandum of Understanding, dated April 20, 1999, by and among Stanley
         Henner, Robert Betz, Bob Schoenfield, and on behalf of all stockholders of Sheridan Healthcare, Inc., Vestar Capital Partners, Inc.,
         Vestar/Sheridan, Inc., Vestar/Sheridan Holdings, Inc., Sheridan
         Healthcare, Inc., Mitchell Eisenberg, Lewis Gold, Henry E. Golembesky,
         Jamie Hopping and Neil A. Natkow.

(d)(9)   Supplement to the Offer to Purchase dated April 21, 1999.

(d)(10)  Press Release issued by the Company on April 21, 1999.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VESTAR/SHERIDAN INVESTORS, LLC

                                          By:      VESTAR CAPITAL PARTNERS III,
                                              L.P.,
                                            ------------------------------------
                                            its Sole Member

                                          By:      VESTAR ASSOCIATES III,
                                              L.P.,
                                            ------------------------------------
                                            its General Partner

                                          By:      VESTAR ASSOCIATES CORPORATION
                                              III
                                            ------------------------------------
                                            its General Partner

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  Vice President

                                          VESTAR/SHERIDAN HOLDINGS, INC.

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  President

                                          VESTAR/SHERIDAN, INC.

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  President

                                          SHERIDAN HEALTHCARE, INC.

                                          By:      JAY A. MARTUS

                                            ------------------------------------
                                            Name: Jay A. Martus
                                            Title:  Vice President and General
                                              Counsel

                                          MITCHELL EISENBERG

                                          --------------------------------------
                                          Mitchell Eisenberg

                                       ii

                                          LEWIS D. GOLD

                                          --------------------------------------
                                          Lewis D. Gold

                                          MICHAEL F. SCHUNDLER

                                          --------------------------------------
                                          Michael F. Schundler

                                          GILBERT L. DROZDOW

                                          --------------------------------------
                                          Gilbert L. Drozdow

                                          JAY A. MARTUS

                                          --------------------------------------
                                          Jay A. Martus

                                          ROBERT J. COWARD

                                          --------------------------------------
                                          Robert J. Coward

April 21, 1999

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

                                 EXHIBIT INDEX

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
(b)(5)   Revised Fairness Opinion of Salomon Smith Barney Inc., dated March 24,
         1999 (included as Annex A to Exhibit (d)(9)).

(c)(14) Amendment No. 1, dated as of April 20, 1999, to the Agreement and Plan of Merger, dated as of March 24, 1999, among Parent, Purchaser and the Company (included as Schedule VI to Exhibit (d)(9)).

(c)(15)  Memorandum of Understanding, dated April 20, 1999, by and among Stanley
         Henner, Robert Betz, Bob Schoenfield, and on behalf of all stockholders of Sheridan Healthcare, Inc., Vestar Capital Partners, Inc.,
         Vestar/Sheridan, Inc., Vestar/Sheridan Holdings, Inc., Sheridan
         Healthcare, Inc., Mitchell Eisenberg, Lewis Gold, Henry E. Golembesky,
         Jamie Hopping and Neil A. Natkow.

(d)(9)   Supplement to the Offer to Purchase dated April 21, 1999.

(d)(10)  Press Release issued by the Company on April 21, 1999.
